EXHIBIT 99.1

Equinor sells its US onshore assets in the Bakken

Equinor (OSE: EQNR, NYSE: EQNR) has agreed to divest its interests in the Bakken field in the US states of North Dakota and Montana to Grayson Mill Energy, backed by EnCap Investments, for a total consideration of around USD 900 million.

The transaction covers all of Equinor’s operated and non-operated acreage, totalling 242,000 net acres, and associated midstream assets in the Bakken. Entitlement production from these assets in 4Q 2020 was 48,000 barrels of oil equivalent per day (net of royalty interests). In parallel with this transaction, Equinor Marketing and Trading will enter into a term purchase agreement for crude offtake with Grayson Mill Energy.

“Equinor is optimising its oil and gas portfolio to strengthen profitability and make it more robust for the future. By divesting our Bakken position we are realising proceeds that can be deployed towards more competitive assets in our portfolio, enabling us to deliver increased value creation for our shareholders. Over the past few years, we have improved the safety, cost efficiency and CO2 intensity of the Bakken assets significantly and I am confident Grayson Mill Energy will continue on this path,” says Anders Opedal, president and chief executive officer of Equinor.

“We are taking action to improve the profitability of Equinor’s international oil and gas business. Today’s announcement on the exit of our Bakken assets is an important step in this process. We have worked closely with Grayson Mill Energy to preserve jobs and to ensure the transfer of expertise in the best possible way,” says Al Cook, executive vice president of Development & Production International at Equinor.

As part of the agreed transaction, all Equinor field employees and a significant number of the support teams working on the Bakken assets will have the opportunity to transfer to Grayson Mill Energy.

The effective date of the transaction is 1 January 2021. Closing is subject to the satisfaction of customary conditions, including authority approvals.

About Equinor in the US
Equinor holds unconventional oil and gas operated and non-operated positions in the Bakken (North Dakota) and Appalachian Basins (Ohio and Pennsylvania), and has a large portfolio of offshore assets in the US Gulf of Mexico. It is also pursuing the development of offshore wind projects on the east coast of the United States and is quickly becoming a leader partner in the country’s growing offshore wind industry. Equinor has approximately 750 employees across its US headquarters in Houston, TX, satellite offices in Stamford, CT, Washington, DC and field offices in North Dakota and Ohio.

Further information from:

Investor relations
Peter Hutton, senior vice president, Investor Relations
+44 7881 918 792 (mobile)

Helge Hove Haldorsen, vice president, Investor Relations
+1 281 224 0140 (mobile)

Press
Erik Haaland, international press spokesperson, Media Relations
+47 954 21 770 (mobile)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act